UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Front Yard Residential Corporation

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

35904G107

(CUSIP Number)

Joseph Gatti

Executive Vice President and Secretary

Amherst Residential, LLC

5001 Plaza on the Lake, Suite 200

Austin, Texas 78746

512-342-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Single Family Residential Partners VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst SFRP VI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Residential, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on May 13, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 4 and Item 5 of the Schedule 13D as follows:

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is supplemented by adding the following information:

On May 19, 2020, Fund VI acquired the Acquired Shares from the Issuer at a price of $12.50 per share for an aggregate cash purchase price of $55 million pursuant to the Investment Agreement.

A copy of the Investment Agreement was previously filed as Exhibit 2 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a) (b) The Reporting Persons may be deemed to beneficially own 4,400,000 shares of Common Stock of the Issuer, representing 7.5% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon (i) the 54,112,374 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed by the Issuer with the Securities and Exchange Commission on May 11, 2020, plus (ii) the 4,400,000 issued to Fund VI pursuant to the Investment Agreement. Each of the Reporting Persons shares voting and dispositive power over the Acquired Shares of Common Stock held by Fund VI. Each of the Reporting Persons disclaim beneficial ownership of the Acquired Shares except to the extent of their pecuniary interest therein.

(c)    Except for the acquisition of the Acquired Shares on May 19, 2020 from the Issuer in a private placement, at a price of $12.50 per share for an aggregate cash purchase price of $55 million, pursuant to the Investment Agreement, there have been no transactions in the shares of Common Stock during the sixty (60) days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)    Except as provided below, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Fund VI have the right to participate in the receipt of certain dividends and proceeds from the sale of the Common Stock, in each case in accordance with their respective limited partnership interests.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 2020

AMHERST SINGLE FAMILY RESIDENTIAL PARTNERS VI, LP

By: Amherst SFRP VI GP, LLC, its general partner

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: Vice President and Secretary

AMHERST SFRP VI GP, LLC

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: Vice President and Secretary

AMHERST RESIDENTIAL, LLC

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: EVP and Secretary

AMHERST HOLDINGS, LLC

By:	/s/ Scot Hughes
Name: Scot Hughes
Title: EVP and Secretary